Aviation Industries Completes Acquisition Of Cruising in Style,
Inc.

Transaction Marks Third Acquisition Completed

FORT LAUDERDALE, Fla., Oct. 6 /PRNewswire/ -- Aviation Industries Corporation (OTC Bulletin Board: AVIA) today reported that it has completed the acquisition of Cruising in Style, Inc., a Durham, North Carolina-based travel agency with approximately $2 million in annual revenues. Cruising in Style specializes in the sale of upscale Alaska, Caribbean, Europe and Trans- Canal cruise packages. Terms of the transaction were not disclosed.

Aviation Industries' management noted that it plans to expand the agency's operations to include the active marketing of more moderately priced cruise packages, focusing on 3, 4 and 7 night Caribbean itineraries, as well as a variety of land and sea packages for such cruise itineraries.

Commenting further, William G. Forhan, Chairman of Aviation Industries, noted, "This acquisition fits extremely well with our growing base of travel and leisure operations. In particular, we foresee opportunities to actively cross market cruise vacation packages to the more than 20,000 people employed by our Business Travel subsidiary's corporate clients, as well as the over 80,000 passengers delivered annually by Integrated Marketing's Casino Airlink unit to the Mississippi Gulf Coast through its sale of packaged casino vacations."

Aviation Industries Corporation, which is in the process of acquiring Integrated Marketing Professionals, Inc., recently completed the purchase of Norcross, Georgia-based Business Travel, Inc., a corporate travel agency with annual sales of approximately $25 million, and Biloxi, Mississippi-based Magnolia Tours and Transportation, a motor coach transportation company operating in the Mississippi Gulf Coast area. Aviation Industries also holds an equity position in Newark, N.J.-based KIWI International Air Lines.

Integrated Marketing Professionals, Inc. is a diversified travel and leisure company that is the exclusive provider of packaged casino vacations from five cities in Florida, three cities in Texas, Tulsa, Oklahoma and Atlanta, Georgia to the Mississippi Gulf Coast, which include non-stop, round trip jet service, destination airport transfers, ground handling, 2-3 night deluxe hotel accommodations, nightly buffet meals and access to 24-hour Las Vegas style gaming and entertainment.

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in the press release other than historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.